November 24, 2005

Josh Forgione
Staff Accountant
United States Securities and Exchange Commission
Washington, DC
20549

Mail Stop 4561

Dear Mr. Forgione:

Re:          Bangla Property Management Inc. (n/c China Properties Developments, Inc.)
               Form 10KSB for the Fiscal Year-Ended March 31, 2005
               Filed July 7, 2005
               Form 10QSB for the Fiscal Quarter Ended June 30, 2005
               Filed August 18, 2005
               File No.:  0-50637

We are in receipt of your letter dated October 21, 2005.  The previous director forwarded to our offices for response.

The company, as of October 14, 2005, by way of a Special Shareholders Meeting, has had a change of control and name change.  These documents were filed on October 19, 2005 on EDGAR.

We have prepared the amended 10KSB for the year-ending March 31, 2005 and for the quarter-ending June 30, 2005.  We have enclosed blacklined copies to reflect our amendments.

Yours truly,

/s/ Shuo (Steven) Lou

Shuo (Steven) Lou
Chief Financial Officer and Director